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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
                      (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.  1 )*

Vion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

927624106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 6 Pages)
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           Elliott Associates, L.P., a Delaware Limited
           Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
           1,253,914

8     SHARED VOTING POWER
           0

9     SOLE DISPOSITIVE POWER
           1,253,914

10    SHARED DISPOSITIVE POWER
           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,253,914

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.63%

14    TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           Westgate International, L.P., a Cayman Islands
           Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
           0

8     SHARED VOTING POWER
           1,256,356

9     SOLE DISPOSITIVE POWER
           0

10    SHARED DISPOSITIVE POWER
           1,256,356

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
           1,256,356

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.65%

14    TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           Martley International, Inc., a Delaware corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7     SOLE VOTING POWER
           0

8     SHARED VOTING POWER
           1,256,356

9     SOLE DISPOSITIVE POWER
           0

10    SHARED DISPOSITIVE POWER
           1,256,356

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
           1,256,356

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.65%

14    TYPE OF REPORTING PERSON*
           CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

      This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock"), of Vion Pharmaceuticals, Inc. (the "Issuer") beneficially owned by the Reporting Persons as of September 3, 1998. This statement amends and supplements the Schedule 13D dated August 14, 1998 filed by the Reporting Persons which, except as set forth herein, is hereby restated in its entirety.


ITEM 4.    Purpose of Transaction

      Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

      Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

      Elliott and Westgate are highly frustrated with the lackluster price performance of the Common Stock. As such, on August 27, 1998, Elliott and Westgate exercised their right under the Certificate of Designation of the Issuer's 5% Convertible Preferred Stock Series 1998, par value $.01, to nominate a candidate for election to the Issuer's Board of Directors, Mr. Alan Kessman. In addition, Elliott and Westgate suggested that the Issuer reduce the size of its Board of Directors to no more than eight, and ideally six, directors and, in light of the highly depressed price of the Common Stock, Elliott and Westgate strongly recommended that the Issuer adopt a shareholder rights plan.

      Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

                          SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:                 ELLIOTT ASSOCIATES, L.P.
September 3, 1998

                       By:/s/ Paul E. Singer
                             Paul E. Singer
                             General Partner


                       WESTGATE INTERNATIONAL, L.P.

                       By:   Martley International, Inc., as
                             Investment Manager


                       By:/s/ Paul E. Singer
                             Paul E. Singer
                             President


                       MARTLEY INTERNATIONAL, INC.


                       By:/s/ Paul E. Singer
                             Paul E. Singer
                             President